

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4915 W 35TH STREET, SUITE 206
(No. and Street)

ST. LOUIS PARK	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA INGLE 612-337-5335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE S #501	EDINA	MN	55436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, LINDA INGLE _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AEGIS INVESTMENTS, INC. _____ ; as
of DECEMBER 31 _____, 20 20_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



AMY L. GONYEA
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31. 2025

_____
Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AMY L. GONYEA
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31. 2025

AEGIS INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

<u>CONTENTS</u>



ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Aegis Investments, Inc.
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Aegis Investments, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to the auditing procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.

We have served as the Company's auditor since 2006.

Edina, Minnesota
February 23, 2021

AEGIS INVESTMENTS, INC.
BALANCE SHEET
As of December 31, 2020

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$108,156
Accounts receivable	6,018
	114,174
PROPERTY AND EQUIPMENT	
Office equipment	13,583
Less: accumulated depreciation	(13,583)
	-
OTHER ASSETS	
Rent deposit	1,100
Total Assets	$115,274

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued commissions and other expenses	$ 12,121
Income taxes payable	3,773
	15,894
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value,	12,000
100,000 shares authorized,	
2,200 shares issued and outstanding	
Retained earnings	87,380
	99,380
Total Liabilities and Stockholder's Equity	$115,274

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2020

REVENUES	$179,742
EXPENSES	
Commissions	69,870
Rent	13,582
Telephone	3,815
Professional fees	2,850
Licenses and fees	2,432
Office expense	941
Outside services	46,324
Postage and delivery	299
Clearing Fees	24,000
Miscellaneous	255
Insurance	1,769
Dues and subscriptions	485
Total Expenses	166,622
Income From Operations	13,120
OTHER INCOME	
Interest income	8
Net Income Before	
Provision For Income Taxes	13,128
INCOME TAX EXPENSE	2,357
Net Income	$ 10,771
Income per common share based on the weighted average of 2,200 common shares outstanding during the year	$ 4.90

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance at January 1, 2020	2,200	$ 12,000	$ 76,609	$ 88,609
Net Income			10,771	10,771
Balance at December 31, 2020	2,200	$ 12,000	$ 87,380	$ 99,380

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 10,771
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in:	
Accounts receivable	(586)
Increase in:	
Accrued commissions and other expenses	611
Net Cash Flows from Operating Activities	10,796
Net Increase in Cash	10,796
Cash at Beginning of Year	97,360
Cash at End of Year	$ 108,156

Supplemental Disclosures

Cash Paid During the Year for:	
Income Taxes	$ 3,942
Interest	$ -

See accompanying Notes to Financial Statements

1. Organization and Nature of Business

Aegis Investments, Inc. (the Company) is a non-carrying broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
Accounts receivable are stated at the amount management expects to collect from amounts outstanding at year-end. Based on management's assessment of history of collections, it has concluded that realization losses on balances outstanding will be immaterial. Therefore, there was no allowance for doubtful accounts recorded in the financial statements at December 31, 2020.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
In May 2014 the Financial Accounting Standards Board issued ASU 2014-09 *Revenue from Contracts with Customers* which is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted ASU 2014-09 for the year ending December 31, 2020. Management has determined this ASU did not have a significant impact on the financial statements.

Commissions earned on securities transactions and mutual fund servicing fees are recorded on a settlement-date basis.

Subsequent Events -
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 23, 2021.

3. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2020, were 2,200 common shares.

4. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2019 and terminates on August 31, 2021. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2021 $ 9,800

5. Income Taxes

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2020 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2017 through 2020 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $98,280, which was $93,280 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 16.17 to 1.

7. Fair Value

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

8. Related Party Transactions

During the fiscal year ended December 31, 2020, the Company paid commissions and consulting fees in the amount of $42,100 to a family member of the owner. In addition, the Company paid commissions to the owner during the year in the amount of $1,273.

9. Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, for reporting leases, which requires an entity that is a lessee to classify leases as either finance or operating and to recognize a lease liability and a right-of-use asset for all leases that have a term of greater than 12 months. Leases of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard will be effective for annual reporting periods beginning after January 1, 2021, with early adoption permitted, and must be applied using a modified retrospective approach. The Company is currently evaluating the impact of adopting this standard on its financial statements.

AEGIS INVESTMENTS, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

NET CAPITAL

Stockholders' Equity	$ 99,380	
Additions:		
Subordinated loans	————	
		$ 99,380
Deductions:		
Non-allowable items:		
Rent deposit	1,100	
		1,100
Net Capital		98,280

Minimum Adjusted Net Capital (Greater of 6 2/3% of Aggregate Indebtedness of $15,894 or $5,000)	5,000
Excess Net Capital	$ 93,280

AGGREGATE INDEBTEDNESS

Accrued commissions and taxes payable	$ 15,894

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	16.17%

RECONCILIATION OF NET CAPITAL

Net Capital, as reported in Company's Part IIA FOCUS report	$102,467
Audit adjustments made for the following:	
Accrual of additional 2020 expenses	(1,830)
Income tax liability adjustment	(2,357)
Adjusted Net Capital	$ 98,280

10

AEGIS INVESTMENTS, INC.

**SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2020**

No computation of reserve requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

AEGIS INVESTMENTS, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER 15c3-3 (EXEMPTION)
AS OF DECEMBER 31, 2020

No information relating to possession or control requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.





ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Aegis Investments, Inc. ("Aegis") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aegis claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Aegis stated that Aegis met the identified exemption provisions throughout the period of January 1, 2020 to December 31, 2020 without exception. Aegis' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 23, 2021

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952)929-0315





Aegis Investments, Inc.

February 23, 2021

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

FINRA
9509 Key West Avenue
Rockville, MD 20850

Re: Exemption Report – SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Aegis Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Aegis Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2020.
- Aegis Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  *The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a broker or dealer.

- Aegis Investments, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2020 through December 31, 2020, without exception.
- Aegis Investments, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2020 through December 31, 2020.

The above statements are true and correct to the best of my and my firm's knowledge.

Very truly yours,

Aegis Investments, Inc.

By: [signature] Title: President

4915 West 35th Street, Suite 100, St. Louis Park, MN 55416 • Phone 612-336-4432 FAX 612-337-5336